UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14F-1/A

(Amendment No. 1)

INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

BESPOKE EXTRACTS, INC.

(Exact name of registrant as specified in its charter)

000-52759

(Commission File Number)

Nevada	20-4743354
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

323 Sunny Isles Blvd., Suite 700

Sunny Isles, Florida, 33160

(Address of principal executive offices)

(855) 633-3738

(Registrant’s telephone number)

BESPOKE EXTRACTS, INC.

323 Sunny Isles Blvd., Suite 700

Sunny Isles, Florida, 33160

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

November 14, 2018

INTRODUCTION

This Information Statement is being mailed to shareholders of record as of November 13, 2018 of the shares of common stock of Bespoke Extracts, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders). Accordingly, the change in a majority of our directors described herein will not occur until at least 10 days following the mailing of this Information Statement.

As used in this Information Statement, unless the context otherwise requires or where otherwise indicated, “we”, “our”, “us”, the “Company” and similar expressions refer to Bespoke Extracts, Inc., and its consolidated subsidiaries, collectively.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF BESPOKE EXTRACTS, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY OR TAKE ANY OTHER ACTION.

Explanatory Note

This Information Statement on Schedule 14F-1/A amends and restates the Information Statement on Schedule 14F-1 filed by Bespoke Extracts, Inc. on November 13, 2018.

CHANGE IN DIRECTORS

On October 30, 2018, Marc Yahr resigned as the Company’s president and chief executive officer and Niquana Noel was appointed as the Company’s president and chief executive officer. Mr. Yahr will resign as the Company’s director, and Ms. Noel will be appointed as the Company’s director, 10 days following the mailing of this Information Statement. In connection with Mr. Yahr’s resignation and Ms. Noel’s appointment, Mr. Yahr returned 16,000,000 shares of the Company’s common stock to the Company for cancellation, and the Company entered into an employment agreement with Ms. Noel, pursuant to which she was issued warrants to purchase 20,000,000 shares of common stock with an exercise price of $0.0001 per share. Ms. Noel has exercised the warrants and has been issued the shares.

VOTING SECURITIES

As of the date of this Information Statement, the Company is authorized to issue 800,000,000 shares of common stock, $0.001 par value per share and 50,000,000 shares of preferred stock, par value $0.001 per share, all of which have been designated as Series A Convertible Stock. As of November 13, 2018, 49,903,907 shares of common stock and no shares of preferred stock were issued and outstanding, respectively. Each share of Company common stock entitles the holder thereof to one vote.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

As of November 13, 2018 we had 49,903,907 shares of common stock issued and outstanding. The following table sets forth information known to us relating to the beneficial ownership of such shares as of such date by:

●	each person who is known by us to be the beneficial owner of more than 5% of our outstanding voting stock;
●	each director;
●	each named executive officer; and
●	all named officers and directors as a group.

Unless otherwise indicated, the business address of each person listed is care of Bespoke Extracts, Inc., at 323 Sunny Isles Blvd., Suite 700, Sunny Isles, Florida 33160. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of November 13, 2018. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Executive Officers and Directors:
Marc Yahr	4,000,000	8.0%
Niquana Noel	20,000,000	40.1%
Officers and Directors as a group (2 persons):	24,000,000	48.1%
5% Holders:
McGlothlin Holdings, Ltd. (1)	5,222,667	10.1%

(1)	Includes 660,000 shares issuable upon conversion of a debenture and 1,000,000 shares issuable upon exercise of warrants. McGlothlin Holdings, Ltd.’s address is PO Box 590, Luling, Texas, 78649, and its control person is Stan McGlothlin.

DIRECTORS AND EXECUTIVE OFFICERS

Current Officers and Directors of the Company

The following discussion sets forth information regarding our current executive officers and directors.

Name	Age	Title
Marc Yahr	51	Director
Niquana Noel	37	President, Chief Executive Officer, Chief Financial Officer

Marc Yahr. Mr. Yahr served as our president and chief executive officer from May 22, 2017 to October 30, 2018 and has served as a director of the Company since May 22, 2017. He will resign as a director of the Company 10 days following the mailing of this Information Statement.

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Early in his career, Mr. Yahr founded and managed one of the first mobile paging resellers in the New York City metropolitan area, later merging that business with a successful automotive electronics company catering to high net worth and celebrity clientele in the Tri-State region. After relocating to South Florida in 1995, he served as the chief financial officer and comptroller of a large-scale dry-cleaning chain that he helped to grow from start-up to 14 store locations, 100 employees and over $5 million in annual revenues. Following the sale of that enterprise, Mr. Yahr went on to acquire and expand one of the region’s largest specialty food companies that imported Central American and Mexican food products into South Florida, generating approximately $15 million in annual sales.

In 2006, he joined L&L International as Vice President of Sales and Marketing of the boutique luxury private aircraft brokerage firm, and helped increase sales to more than $16 million annually over a ten-year period. In 2015, he also served as Chief Operating Officer and President of Lynx Fitness, a high-performance fitness equipment company specializing in innovative, low-impact fitness solutions.

Mr. Yahr is a graduate of Fairleigh Dickinson University, where he earned a Bachelor of Science degree in Business. Mr Yahr’s business executive experience qualifies him to serve on the Company’s board of directors.

Niquana Noel. Ms. Noel has served as the Company’s president, chief executive officer and chief financial officer since October 30, 2018, and will be appointed director of the Company effective 10 days following the mailing of this Information Statement. Ms. Noel previously served as operations manager at the Company for which she was paid an annual salary of $84,000. Ms. Noel is a proven entrepreneurial executive with expertise in operations, finance and accounting, SEC reporting and compliance, staffing, marketing and corporate governance. Ms. Noel has spent nearly two decades working with privately-held and publicly-traded micro and small cap companies. Since 2008, Ms. Noel has been a key member of the leadership team at Hash Labs Inc. (formerly MedeFile International, Inc.), and has served as its chief operating officer since May 18, 2018 and as a director of Hash Labs Inc. since August 2013. Ms. Noel served as chief executive officer and president of Hash Labs Inc. from January 2014 to May 2018. Prior to serving in that capacity, Ms. Noel served as operations manager of Hash Labs Inc. from 2008. Early in Ms. Noel’s career while working for a serial entrepreneur, she was charged with overseeing daily business operations for interests ranging from the ownership and operation of cemeteries in Maryland, Virginia and Florida; to the ownership and operation of exotic, high performance auto dealerships and auto accessory businesses in south Florida.

Officers and Directors Following the Company Meeting its Information Requirements under the Exchange Act

Niquana Noel will serve as the Company’s director, president, chief executive officer, and chief financial officer, following the Company meeting its information obligations under the Exchange Act.

Background information with respect to Niquana Noel is in the “Current Officers and Directors of the Company” section above.

Terms of Office

Our directors are appointed for one year terms in accordance with our charter documents and hold office until the earlier of (i) the next annual meeting of our shareholders, (ii) until they are removed from the board or (iii) until they resign.

Family Relationships

None.

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Legal Proceedings

Involvement in Certain Legal Proceedings

During the past ten years, none of our current directors or executive officers has been:

●	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
●	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
●	subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any Federal or State authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;
●	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.
●	the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any Federal or State securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
●	the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Change of Control Arrangements

We have no pension or compensatory plans or other arrangements which provide for compensation to our directors or officers in the event of a change in our control. There are no arrangements known to us the operation of which may at a later date result in a change in control of our company.

TRANSACTIONS WITH RELATED PERSONS

On May 17, 2016, the Company issued to The Vantage Group Ltd. (“Vantage”), an entity owned by Lyle Hauser, who was then a greater than 5% stockholder, a 7% promissory note in the amount of $10,000 which had an original maturity of six months from the date of issuance. On August 15, 2016, the Company issued to Vantage a 7% promissory note in the amount of $16,000 which had an original maturity of six months from the date of issuance. On October 27, 2016, the Company issued to Vantage a 7% promissory note in the amount of $10,000 which had an original maturity date of six months from the date of issuance. On November 14, 2016, the Company issued to Vantage a 7% promissory note in the amount of $80,000 which had an original maturity date of six months from the date of issuance. On March 31, 2017, the Company issued to Vantage a 7% promissory note in the amount of $7,000 which had an original maturity date of six months from the date of issuance. On April 17, 2017 the notes were amended to be convertible into common stock and to mature on April 18, 2018, with a conversion price of $0.008.

On February 17, 2017, the Company issued to Vantage, a 7% promissory note in the amount of $30,000 which matured six months from the date of issuance. This note has been repaid.

On April 11, 2017, the Company executed a $540,000 convertible debenture with an original issue discount of $180,000 issued to McGlothlin Holdings, Ltd. (“McGlothlin”), a greater than 5% stockholder of the Company. The note has a 0% interest rate and a term of two years. In connection with the note, the Company issued the lender an aggregate of 2,700,000 shares and 900,000 warrants. The conversion price of the outstanding balance is the lesser of $3.00 or 40% of the volume weighted average price of the 30 days at date of conversion; not to be less than $1.00. This debenture remains outstanding.

On September 18, 2017, the Company issued a $180,000 convertible debenture with an original issue discount of $60,000 to Alneil Associates, which was then a greater than 5% stockholder. The note has a 0% interest rate and a term of two years. In connection with the note, the Company issued the lender an aggregate of 900,000 shares of common stock and 300,000 warrants to purchase common stock.

On December 13, 2017, the Company executed a $120,000 convertible debenture issued to McGlothlin with an original issue discount of $20,000. The debenture has a 0% interest rate and a term of one year. The conversion price of the outstanding balance is the lesser of $3.00 or 40% of the volume weighted average price of the 30 days at date of conversion; not to be less than $1.00. In connection with the debenture, the Company issued to McGlothinlin an aggregate of 200,000 shares of common stock and 100,000 warrants to purchase common stock. This debenture is outstanding.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and certain persons who own more than 10% of a registered class of the Company’s equity securities (collectively, “Reporting Persons”), to file reports of ownership and changes in ownership (“Section 16 Reports”) with the Securities and Exchange Commission (the “SEC”). Based solely on its review of the copies of such Section 16 Reports received by the Company, all Section 16(a) filing requirements applicable to the Company’s Reporting Persons during and with respect to the fiscal year ended August 31, 2018 have been complied with on a timely basis.

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CORPORATE GOVERNANCE

Director Independence

We do not have any independent directors.

Board of Directors’ Meetings

During the fiscal year ended August 31, 2018, our Board did not hold any meetings but adopted resolutions pursuant to unanimous written consents. We encourage, but do not require, our Board members to attend the annual meeting of shareholders.

Board Committees

We have not established any committees of the board of directors due to the small size of the Company and the board. We do not have an audit committee financial expert because we do not have the resources to retain one.

Board Leadership Structure and Role on Risk Oversight

Mr. Yahr is presently the only board member.

Our board is primarily responsible for overseeing our risk management processes. The board receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding the Company’s assessment of risks. The board focuses on the most significant risks facing the Company and the Company’s general risk management strategy, and also ensures that risks undertaken by the Company are consistent with the board’s appetite for risk. While the board oversees the Company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing the Company and that our board leadership structure supports this approach.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our Board of Directors by writing to Bespoke Extracts, Inc., 323 Sunny Isles Blvd., Suite 700, Sunny Isles, Florida, 33160, Attention: Corporate Secretary.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table summarizes all compensation to our chief executive officer during the years ended August 31, 2018 and August 31, 2017. No other officer received compensation of more than $100,000 during such periods.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Marc Yahr	2018	0	--	--	--	--	--	--	0
CEO, President,	2017	21,000	--	--	--	--	--	--	21,000

Barry Tenzer Former CEO and	2018	--	--	--	--	--	--	--	--
President	2017	63,000	--	--	--	--	--	--	63,000

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Outstanding Equity Awards at Fiscal Year-End

None.

Compensation of Directors

No director of the Company received any compensation for serving as director of the Company during the year ended August 31, 2018.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file periodic reports, proxy statements and other information with the SEC. You may read and copy this information by accessing the SEC’s website at http://www.sec.gov. You may also send communications to our Board of Directors at Bespoke Extracts, Inc., 323 Sunny Isles Blvd., Suite 700, Sunny Isles, Florida, 33160, Attention: Corporate Secretary.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only. This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2018

BESPOKE EXTRACTS, INC.

By:	/s/ Niquana Noel
Niquana Noel
Chief Executive Officer

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